

November 30, 2011

Via E-mail
Pol Brisset
Chief Executive Officer
Buckeye Oil & Gas, Inc.
8275 S. Eastern Avenue, Suite 200
Las Vegas, Nevada 89123

> **Re: Buckeye Oil & Gas, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 1, 2011**
> **File No. 333-176729**

Dear Mr. Brisset:

We have reviewed your response letter dated November 1, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 5, 2011

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note from your response to prior comment 13 that you determined the guidance in Rule 4-10 of Regulation S-X does not apply to the company as you do not undertake exploration activities but rather provide financing for such activities with the intention of sharing in the revenues. Although you conduct your activities via Farmout arrangements, please note that you are still required to comply with the guidance in Rule 4-10 of Regulation S-X. In addition, you should comply with subpart 1200 of Regulation S-K. Please acknowledge your filing requirements and revise your disclosures accordingly.

Risk Factors

"As long as we remain a smaller reporting company, we will be exempt from the auditor attestation requirements concerning managements' reports…", page 20

2.   You represent that you will be required to include a report of your management on the effectiveness of internal control over financial reporting. Consistent with paragraphs (a) and (b) of Item 308 of Regulation S-K, revise to clearly indicate that you will not be

required to evaluate the effectiveness of your internal controls over financial reporting until you file your second annual report.

"Since our directors work for other natural resource exploration companies, their other activities for those other companies…", page 15

3.   We refer to prior comment 5. Please expand this risk factor to describe all conflicts that may arise as a result of management's employment with other natural resource exploration companies. The disclosure fails to address the risks to the company associated with any obligation of Mr. Dhinsa to present oil and gas related business opportunities to other entities. In this regard, we note the disclosure under the subcaption "Employees" on page 36 where you state that you have no way of knowing whether Mr. Dhinsa, if presented with an opportunity for a property, will decide to provide such opportunity to another company for which he provides consulting services. We also note that you have not yet adopted a code of ethics. Your risk factors should discuss the most significant factors that make the offering speculative or risky. See Item 503(c) of Regulation S-K.

Description of Business

Farmout and Participation Agreement with Luxor, page 28

4.   We refer to prior comment 8. You disclose that there is no arrangement among the four owners of Pioneer Marketing Group regarding their interests in the company. In addition, you state in your response to this comment that, to your knowledge, none of your shareholders are shareholders of Luxor Oil & Gas. Please unambiguously state whether Luxor and Pioneer are affiliated entities.

Description and Location of the Luxor Properties, page 33

5.   Please provide the disclosure required by Items 1205 and 1208 of Regulation S-K. With respect to the well located on the Valhalla property, we note that you have installed a new pump and the well was brought back on-line on October 18, 2011. To the extent this well has produced any oil or natural gas; you should include the disclosure required by Item 1204 of Regulation S-K.

6.   In addition, please revise to clarify whether the wells you have drilled are currently categorized as "dry" or "productive." See Item 1205(b) of Regulation S-K. In this regard, we note that you have provided funding for the drilling of the wells on both properties with the well on the Valhalla property having been completed in August 2011.

7.   As a related matter, tell us whether you have earned any interests to date in the "Farmout" and/or "Right of First Refusal" lands as defined in the Farmout Agreement. To the extent that you have not earned any interests, tell us what remains to be accomplished prior to your earning an interest in these properties.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37</u>

<u>General</u>

8.   Please tell us your consideration to include a discussion of the company's critical accounting policies, where the nature of the estimates and assumptions used in the application of such policies is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change. In this regard, it appears at a minimum, your accounting policies for oil and gas property payments and exploration costs and impairment of long-lived assets would meet this criteria. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

<u>Liquidity and Capital Resources, page 41</u>

9.   Please explain further the terms of the Participation Agreement entered into between Buckeye Canada and Pioneer Marketing Group. Specifically address the company's obligations should Pioneer fail to fund its portion of the drilling costs and the potential impact on your liquidity and results of operations should such an event occur.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 8. Subsequent Events, page 59</u>

10.   In your response to prior comment 14 you state that the subsequent events footnote has been revised in accordance with our comment, however, it is unclear where you made such revisions. As previously requested, revise to disclose the date through which subsequent events have been evaluated, and state whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to ASC 855-10-50-1.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551 3462 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        David Lubin, Esq.
        David Lubin & Associates, PLLC